Exhibit 99.1

Gix Internet Brings Physical AI to Life-Saving Logistics as Robots Begin Delivering Blood and Bone Marrow at One of the World’s Top 10 Hospitals

Autonomous robots deliver blood and bone marrow at Sheba Medical Center, Israel’s largest hospital, coordinated through a unified logistics automation and orchestration platform

TEL AVIV, Israel – October 12, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that autonomous robots operated by its subsidiary, deliverz.ai, have begun performing blood and bone marrow deliveries at Sheba Medical Center, Israel’s largest hospital that is ranked among the world’s top 10 hospitals, expanding the scope of the Company’s ongoing robotic logistics project for the delivery of chemotherapy medications delivery at the hospital.

The expanded workflows transport bone marrow specimens from the hematology department to the laboratory and donated blood from the donation center to the blood bank, supporting timely, secure movement from collection to processing. By helping to reduce transport delays and improve traceability, deliverz.ai aims to help shorten laboratory turnaround times, support earlier availability of diagnostic results, and improve operational efficiency. More predictable delivery is also intended to help clinical teams make timely treatment decisions and support smoother patient flow.

deliverz.ai’s technology uses artificial intelligence to manage and allocate logistics tasks, coordinating autonomous robots and human resources to support last-mile logistics in complex and highly active environments. The platform is designed to enable autonomous execution of logistics missions while providing centralized management and control.

At Sheba Medical Center, deliverz.ai coordinates a range of autonomous robots through one unified orchestration platform, serving multiple departments and logistics use cases throughout the complex hospital campus. With thousands of delivery missions already completed across indoor and outdoor environments, the deployment demonstrates the platform’s potential to support the expansion of hospital-wide logistics automation. Further expansion is planned to include additional medication and diagnostic specimen transport workflows.

“deliverz.ai and Sheba are driving a transformation in hospital operations through robotics and Physical AI” said Michal Kaplansky, Sheba’s Head of Innovation for Human Experience, Operations and Logistics. “We see autonomous logistics as critical operational infrastructure - a vision that reflects Sheba’s commitment to embedding innovation into everyday hospital operations to improve patient flow and give staff more time to focus on patient care.”

“We are moving Physical AI from technology demonstrations into real-world, life-critical operations,” said Amir Nardimon, Chief Executive Officer of Gix. “The expansion of our project at Sheba to include blood and bone marrow deliveries demonstrates how a single, unified orchestration platform can support a growing range of hospital logistics use cases, coordinating autonomous robots and human teams in one of the most complex operating environments.”

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is Deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected benefits of the expanded deployment at Sheba Medical Center, including its potential to reduce transport delays, improve traceability and operational efficiency, shorten laboratory turnaround times, support the earlier availability of diagnostic results and improve patient flow; plans to expand the deployment to additional medication and diagnostic specimen transport workflows; the ability of the platform to support and scale hospital-wide logistics automation; the introduction of the platform to U.S. healthcare organizations; and the Company’s strategy to extend its management architecture to additional autonomous systems and complex physical operating environments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com